Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Intelligent Beverage Technology, Inc.
1251 14th Street, #314
Santa Monica, CA 90404
https://www.ibtpush.com

Up to $106,950.00 in Common Stock at $0.15
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Intelligent Beverage Technology, Inc.
Address: 1251 14th Street, #314, Santa Monica, CA 90404
State of Incorporation: CA
Date Incorporated: May 21, 2018

Terms:

Equity

Offering Minimum: $9,999.90 | 66,666 shares of Common Stock
Offering Maximum: $106,950.00 | 713,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.15
Minimum Investment Amount (per investor): $150.00

Maximum subject to adjustment for bonus shares.

Investors will receive 10% bonus shares if they invest within the first seven (7) days of the launch of the offering.

The Company and its Business

Company Overview

Our company, Intelligent Beverage Technology, Inc., is developing a new type of vending machine (a robot really) to make custom sport drinks for the patrons of health clubs. It's called the PUSH Machine. (Performance Using Superior Health)
We also believe it would have applications in a number of other venues as well, such as corporate offices, airports, schools, colleges, and hospitals. The PUSH Machine invites consumers to design their own optimal sports drink, freshly concocted and

delivered on demand. While the PUSH Machine is preparing and serving the consumer's custom beverage, it may present them with targeted, paid advertisements (which they will have agreed to watch) on the large touch screen. These targeted ads will be mixed in with messages about health or the quality of the ingredients in their drink. The large, top-to-bottom, full face LCD screen will be used to regularly engage and interact with our customers while they are using the PUSH Machine, or while they are near it.

Competitors and Industry

We will compete with Gatorade for market share in the sports drinks catagory. In the energy drink market, after coffee, the leaders in the category are Red Bull, Monster and Rockstar. There are a few protein vending machines on the market, but none with a noticeable market presence and do not offer the variety and customization of our PUSH Machine. We believe, there is nothing like the PUSH Machine on the market today.

Current Stage and Roadmap

The PUSH Machine is currently in prototype design and development with a scheduled launch date of November, 2019. Intelligent Beverage Technology, Inc. is conducting a $106,950.00 seed round to finance the engineering phase of the prototype development of its first PUSH Machine and provide working capital for the company. The company will then do an anticipated follow-on raise of $400,000 to complete the construction and testing of the prototype. This will be followed by an anticipated second $500,000 angel round to manufacture our first 10 beta units and conduct a 3-4 month market validation test.

The Team

Officers and Directors

Name: Anthony C. Materna

Anthony C. Materna's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: May 21, 2018 - Present
  Responsibilities: Chief Executive Officer - Responsible for all aspects of company operation and general management.

- **Position:** Director, Board of Directors
  Dates of Service: May 21, 2018 - Present
  Responsibilities: Establish general corporate policy.

Other business experience in the past three years:

- **Employer:** CloudXtion
  Title: President and CEO
  Dates of Service: April 03, 2018 - December 28, 2018
  Responsibilities: Chief Executive Officer, responsible for all company operations and general management

Other business experience in the past three years:

- **Employer:** Haplomics, Inc.
  Title: President and CEO
  Dates of Service: March 02, 2014 - October 23, 2016
  Responsibilities: Chief Executive Officer, responsible for all company operations and general management

Name: Andrea Morara

Andrea Morara's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: May 21, 2018 - Present
  Responsibilities: Day-to-day operations of the company.

- **Position:** Director, Board of Directors
  Dates of Service: May 21, 2018 - Present
  Responsibilities: Establish general corporate policies.

Other business experience in the past three years:

- **Employer:** Stellar Hitch
  Title: President
  Dates of Service: June 15, 2013 - May 21, 2018
  Responsibilities: Day-to-day operations of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $106,950 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
We will be selling sports drinks and energy beverages through a new type of vending machine. We will be dependent on the performance and deployment of the machine for our revenue.

We may never have an operational product or service
It is possible that there may never be an operational PUSH Machine vending robot or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and the construction We require the development of a prototype for our vending machine robot. Delays or cost overruns in the development of our vending machine robot and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Intelligent Beverage Technology, Inc. was formed on May 21, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. intelligent Beverage Technology has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, no customers yet, and no revenue. If you are investing in this company, it's because you think that the PUSH Machine custom sports drink vending robot is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and market them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-enabled business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AWS or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AWS could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Anthony C. Materna	10,000,000	Common Stock	49.91
Andrea Morara	10,000,000	Common Stock	49.91

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,000 of Common Stock.

Common Stock

The amount of security authorized is 200,000,000 with a total of 20,033,333 outstanding.

Voting Rights

Common stock shareholders can vote on issues, such as members of the board of directors, stock splits, and the establishment of corporate objectives and policy.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of common stock of Intelligent Beverage Technology, Inc., you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company and the value of your shares may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5,000.00
  Number of Securities Sold: 33,333
  Use of proceeds: Payment of StartEngine Deluxe Service.
  Date: December 13, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 20,000,000
  Use of proceeds: n/a
  Date: May 21, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

12 months.

Foreseeable major expenses based on projections:
The design, engineering and construction of our first prototype. This will be followed by the manufacturing and deployment of our first ten beta units.

Future operational challenges:

It will take an estimated six month after the close of funding for the completion of the prototype PUSH Machine. We will then manufacture ten beta units, which will take two months. The beta units will be used for initial market deployment and validation testing, which will take 3-4 months. At the completion of the beta testing, the company will need to go into full scale manufacturing. We will also need set up our servicing network to conduct regular mantenance on fielded units. We will need to manage our growth and hire additional personel in engineering, manufacturing, marketing and sales positions.

Future challenges related to capital resources:

Intelligent Beverage Technology, Inc. is conducting this $106,950 seed round to finance the first phase of prototype development of its PUSH Machine and provide working capital for the company. It is antisipated that this will be followed by a $400,000 angel round to finalize the blue prints and manufacturing specifications and assemble and test the first prototype. It is antisipated that the prototype will be completed six months after initial funding. This will be followed by an antisipated $500,000 angel round to manufacture our first 10 beta units, which it is antisipated will take two months to build and then the company antisipates conducting a 3-4 month market validation test.

Future milestones and events:

First major milestone is completion of the first prototype. Second major milestone is the manufacturing and deployment of the first ten beta units and the completion of the market validation test.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

$750 cash on hand, a shareholder loan. Loan made to the company by the Tony Materna, one of the founders, at no interest, to be paid back by December 31, 2019.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised in this campaign are planned be the sole source of funding for the company's development program. It is possible that other individual seed round or angel investors may invest further capital after the close of this crowd funding round. These funds are critical to the company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

It is planned that 100% of the total funds that the company will use for the development of the first prototype will come from crowd funding. The funds from this campaign are necessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

1 week. This is based on the projected cost of the engineering development the prototype and the operational costs.

Operating Expenses, by month

Month 1 28,500

Month 2 39,850

Month 3 71,050

Month 4 100,550

Month 5 106,850

Month 6 89,350

Month 7 63,350

Month 8 102,050

Month 9 86,700

Month 10 102,200

Month 11 77,200

Month 12 69,700

Total $937,350

How long will you be able to operate the company if you raise your maximum funding goal?

2.5 months. This is based on the projected cost of the engineering development the prototype and the operational costs.

Operating Expenses, by month

Month 1 28,500

Month 2 39,850

Month 3 71,050

Month 4 100,550

Month 5 106,850

Month 6 89,350

Month 7 63,350

Month 8 102,050

Month 9 86,700

Month 10 102,200

Month 11 77,200

Month 12 69,700

Total $937,350

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

Intelligent Beverage Technology, Inc. is conducting this $106,950.00 seed round to finance the first phase of the prototype development of its PUSH Machine and provide working capital for the company. This will be followed by an antisipated $400,000 angel round to finish the blue prints and manufacturing specifications and assemble our first prototype. This will be followed by an antisipated $500,000 angel round to manufacture our first 10 beta units and conduct a 3-4 month market traction test.

Indebtedness

- **Creditor:** To the Tony Materna, one of the Founders
  Amount Owed: $750.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 0019

Related Party Transactions

- **Name of Entity:** Tony Materna
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Tony Materna loaned the company $750.00 in 2018.
  Material Terms: It is an interest free loan and it is due for repayment on December 31, 2019.

Valuation

Pre-Money Valuation: $3,004,999.95

Valuation Details:

The company valuation for this offering was determined by the company management and Board of Directors. It is based on the company's current stage of development, current IP, the state of product development, input from the potential customer base, growth prospects for the company and prospective demand for equity participation by investors.

Within the company's management team and Board there is considerable start-up experience, involving nine previous start-ups, particularly in determining the valuation of an early-stage company.

The company's management and Board are pleased to share how they made their determination here.

By long practice and history in the angel investment community, early stage seed and angel round investments are done on valuations that average between $2 - $3 million.

For those who are inexperienced at early stage investing, it is often surprising that a company that consists of little else but a business plan and a few people working around a kitchen table can be worth $2 - $3 million.

There are multiple reasons for this.

1. As there are so few business plans that are good enough to attract early stage investment money, they are intrinsically worth that much due to their relative rarity.

2. Experienced angel investors have learned that for a start-up to grow and reach its full potential for an orders-of-magnitude-return-on-investment exit (i.e. a sale of the company or an IPO), it is highly desirable to keep the founding management team around and engaged. From experience, seasoned angels and VC know that for this to be realized, the founding management team needs to still own approximately 20% of the company at the exit liquidity event. This tends to mean that the starting valuations have to be in the $2 - $3 million range so that by the end of all the subsequent funding rounds (Series A, B, C, mezzanine, etc.) the dilution will be such that the founding management team still has their approximate 20% of equity in the company.

If that is not the case, if the initial valuation is set too low, then the founding management team quick gets diluted down. Then the risk to the investors is that the founding management team will not feel psychologically or emotionally invested in the future of the company and they leave, sometimes when the company needs their expertise, insights and passion the most. That's why investors who think they are getting a cheap valuation are possibly doing themselves a disservice.

3. Some statistically data which investors can research themselves has shown that the valuation for seed rounds has been going up since 2010, with the upper end of the range hitting $4 million in 2018 for angel and seed rounds. The company's management and Board determined to keep the current offering priced below that upper bound so as to increase investor interest and demand for equity participation.

4. A guide to market valuation is often based on what the most recent stock transaction price was. We have accepted an investment of $5,000 at a $3 million valuation in December of 2018.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*

80.0%

The PUSH Machine robotic vending machine is currently in prototype design and development. We are teamed with an engineering firm that specializes in the design and development of advanced vending machines. First step is the preliminary engineering design phase.

- *Working Capital*
  14.0%
  This will be applied toward phone, office and travel costs as well as government fees.

If we raise the over allotment amount of $106,950.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  63.0%
  The PUSH Machine robotic vending machine is currently in prototype design and development. We are teamed with an engineering firm that specializes in the design and development of advanced vending machines. First step is the preliminary engineering design phase. Next is the detailed design phase when the blue prints and manufacturing specifications are documented. Finally, the third phase when the first prototype is constructed.

- *Company Employment*
  17.0%
  Salaries for CEO, President and Technician for the design and development of the prototype.

- *Operations*
  14.0%
  This will be applied to office and warehouse rent, supplies, website development, office equipment, telephone expenses, meals and travel, shipping and legal expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.ibtpush.com (https://www.ibtpush.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/intelligent-beverage-technology

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Intelligent Beverage Technology, Inc.

[See attached]

I, Anthony C. Materna, the CEO of Intelligent Beverage Technology, Inc., hereby certify that the financial statements of Intelligent Beverage Technology, Inc. and notes thereto for the period ending 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

"For the year 2018 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the December 31, 2018.

Anthony C. Materna ______ (Signature)

CEO
December 31, 2018

INTELLIGENT BEVERAGE TECHNOLOGY, INC.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
December 31, 2018

INTELLIGENT BEVERAGE TECHNOLOGY, INC.
Index to Financial Statement
(unaudited)

.

INTELLIGENT BEVERAGE TECHNOLOGY, INC.
BALANCE SHEET
As Of December 31, 2019
(unaudited)

Assets	
Current Assets	
Cash	$ 750
Prepaid Expenses	$ 5,000
Total Assets	$ 5,750
Liabilities and Stockholders' Equity	
Total Liabilities	
Loans	$ 750
Stockholders Equity	
Common stock, par value $0.015; 100,000,00 shares authorized; 20,033,333 issued and outstanding as of February 23, 2019	
Paid In Capital	$ 5,000
Total Stockholders' Equity	$ 5,000
Total Liabilities and Stockholders' Equity	$ 5,750

INTELLIGENT BEVERAGE TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND

OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018

(unaudited)

	2018
Revenues	$ 0.00
Cost of revenues	0.00
Gross profit	0.00
Operating Expenses:	
General and administrative	0.00
Sales and marketing	0.00
Research and development	0.00
Total operating expenses	0.00
Operating loss	0.00
$	
Comprehensive loss	0.00

INTELLIGENT BEVERAGE TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF STOCK
HOLDER EQUITY FOR YEAR ENDED
DECEMBER 31, 2018

(unaudited)

Intelligent Beverage Technology, Inc.

		Common stock		Paid-in	Accumulated	Stockholders'
		Shares	Amount	Capital	Deficit	Deficit
Inception		-	$ -	$ -	$ -	$ -
Issuance of founders stock		20,000,000		-	-	$ -
Net income (loss)		-	-	-	-	$ -
	31-Dec-18	20,000,000	$ -	$ -	$ -	$ -
						$ -
Shares issued for cash		33,333	0.15	5,000	-	$ 5,000
Net income (loss)		-	-	-		$ -
	31-Dec-18	20,033,333	0	5,000	-	5,000

INTELLIGENT BEVERAGE TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND
OTHER COMPREHENSIVE LOSSFOR THE YEARS ENDED
DECEMBER 31, 2018

(unaudited)

	2018
CASH **FLOWS** FROM **OPERATING** ACTIVITIES:	
Net loss	$ 0.00
Adjustments to reconcile net loss to net cash	
us ed in operating activities:	
Depreciation	
Amortization	
Stock-based compensation	
Changes in operating assets and liabilities:	
Accounts receivable	
Inventory	
Prepaid inventory	
Other current assets	
Accounts pay able	
Accrued liabilities	
Deferred revenue	
Net cash used in operating activities	0.00
CASH **FLOWS FROM** INVESTING ACTITVIES:	
Purchase of property and equipment	
Purchase of intangible assets	
Deposits and other	
Net cash used in investing activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from notes payable	750.00
Repayment of notes payable	0.00
Proceeds from common stock	5000.00
Net cash provided by financing activities	5750.00
Effect of exchange rate on cash	
Increase (decrease) in cash and cash equivalents	5750.00
Cash and cash equivalents, beginning of year	0.00
Cash and cash equivalents, end of year	$ 5750.00

Supplemental disclosures of cash flow information:		
Cash paid for interest	$	0.00
Cash paid for income taxes	$	0.00

NOTE 1 – NATURE OF OPERATIONS

INTELLIGENT BEVERAGE TECHNOLOGY, INC. was formed on May 21, 2018 ("Inception") in the State of California. The balance sheet of INTELLIGENT BEVERAGE TECHNOLOGY, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Monica, CA.

Intelligent Beverage Technology, Inc. (IBT) plans to enter the North American market with the **PUSH Machine**, a new type of advanced vending robot that invites consumers to design their own optimal sports drink, freshly concocted and delivered on demand. While the PUSH Machine is preparing and serving the consumer's custom beverage, it may present them with targeted, paid advertisements (which they will have agreed to watch) on the large touch screen. These targeted ads will be mixed in with messages about health or the quality of the ingredients in their drink. The large, top-to-bottom, full face LCD screen will be used to regularly engage and interact with customers while they are using the PUSH Machine, or while they are near it.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: inability to raise needed funds, technical challenges, market acceptance, manufacturing and distribution difficulties, and competition. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from contracts and transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 200,000,000 (Two Hundred Million) shares of our common stock with par value of $0.15.

5 – SUBSEQUENT EVENTS

The company has raised $5,000 from the sale of common stock at a value of $0.15 per share.
The Company has evaluated subsequent events that occurred from January 1, 2019 through April 7, 2019. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

6 – FINANCIAL STATEMENT CERTIFICATION

I, Anthony C. Materna, the CEO of Intelligent Beverage Technology, Inc., hereby certify that the financial statements of Intelligent Beverage Technology, Inc., and notes thereto for the periods beginning May 23, 2018 and ending December 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of December 31, 2018

_____
 Chief Executive Officer

_____ (Date)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.


INDIVIDUALLY
TAILORED SPORT
PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

Intelligent Beverage Technology

AI robot serving custom sports drinks

Small OPO Santa Monica, CA
Food & Beverage
Accepting International Investment

Overview Team Terms Updates Comments Share

AI Robot Makes Custom Sports and Energy Drinks On The Spot

An unexpected market opportunity at the intersection of robotics - consumer - health - software - AI - media.


MEET THE
FOUNDERS DISRUPTING
THE SPORTS DRINK WORLD

Automated Personalized Sports Drinks

Our company, Intelligent Beverage Technology, Inc., is developing a new type of advanced vending machine (a robot really) to make custom sports drinks for the patrons of health clubs. It is a space that is hungry for innovation. It's called the PUSH Machine™. (Performance Using Superior Health™)


A MACHINE THAT
CAN BE PLACED
ANYWHERE
REVENUE EXISTS
PUSH

Not Just Health Clubs and Gyms

It will have applications in a number of other venues such as corporate offices, airports, schools, colleges, and hospitals.

Made Your Way

The PUSH Machine invites consumers to design their own optimal sports drink, freshly concocted and delivered on demand. While the PUSH Machine is preparing and serving the consumer's custom beverage, it may present them with targeted, paid advertisements (which they will have agreed to watch) on the large touch screen. These targeted ads will be combined with messages about health or the quality of the ingredients in their drink. The large, top-to-bottom full face LCD screen will be used to regularly engage and interact with our customers while they are using the PUSH Machine.

Networked As Part Of The Internet Of Things (IoT)

PUSH Machines are connected to the Internet by secure wi-fi and report on their daily use, revenue, number of users, level of consumables, and any maintenance or operational issues, as well as receive regular updates to the operating software. Paid, targeted advertising can be sent to each machine over the Internet to be displayed to consumers on the LCD touch screen. Consumers will be able to respond and express interest in certain display ads, creating valuable sales leads.

A Demand For Personalized Service

We have gotten feedback from patrons of gyms, health club owners, and regional vending machine operators on the desirability of our machine and the products it will deliver. (They are warning us we will need to manage the lines of people waiting their turn to use them! We can solve this a number of ways, including allowing pre-ordering on the phone app and installing two or three more machines at high-volume locations.)

Sincerely,

Tony Materna
CEO





Image is a preliminary prototype design, actual product may vary

We currently do not have advertising agreements with the following companies and personalities, the images shown are for reference only.

The Offering

Investment

$0.15/share of Common Stock | When you invest you are betting the company's future value will exceed $3.1M

$150 minimum purchase — 1,000 shares of common stock.

Offering people healthy beverage options which they can tailor to their nutritional needs.

We are ready to begin full scale development of our prototype machine.

We have a preliminary design and operating specifications for the PUSH Machine. We have selected a development partner—an engineering firm with vast experience in the design and development of vending machines. We have conducted market tests and identified our first beta sites.



Image is a preliminary prototype design, actual product may vary



We have met with health club owners and operators

- They love the idea of people being able to make a


PUSH
PUSH

Image is a preliminary prototype design, actual product may vary

personalized sports drink.

- They think it will add prestige to their gym to have a PUSH Machine.
- They look forward to taking advantage of the advertising capabilities of the full face LCD screen which can promote their health clubs and membership programs.

We have also talked with patrons of health clubs, many who currently bring their own specially prepared drink mixes with them to workout. They think the convenience and competitive price of PUSH Machine drinks will be very inviting to them as well as to people who would like a customized drink but don't have the time or dedication to pre-make one for themselves.

The PUSH Machine

Simple To Use

After the customer presses the "Push To Start" button the center LCD panel retracts up behind the top LCD screen, revealing the drink Fill Area. The User Interface appears on the screen. The customer can either create a customized drink or select from a previously saved drink combination. While the drink is being mixed, the customer may be presented with targeted advertisements they have agreed to watch (for a discount on their drinks), mixed in with health, sports and nutrition messages.

All Payment Methods Accepted

Consumers will have the option to purchase drinks with their credit card, mobile phone, by using their personal identification number (PIN) or by selecting the facial recognition option. Once identified, the PUSH Machine asks them if they want "The Usual?" Or, if they desire something different that day, they can re-customize their drink specification. (A PUSH Machine can store up to 100 different drink combinations for each user.) The price to the consumer for a sports drink will typically be $1.50 - $2.50 and the cost to IBT for the ingredients is approximately $0.15. Protein shakes will sell for $2.50 - $3.50 and the ingredients will cost $0.85 per shake. Likewise, for energy and weight loss beverages.


MENU
VITAMIN WATER
PROTEIN DRINK
ENERGY DRINK
OIL INFUSED
0
300
600 MILLIGRAMS
TAURINE
CAFFEINE
POTASSIUM
VITAMIN B
ORANGE
CHERRY
LEMON
COLA
ROOT BEER
THIS DRINK PROVIDES THE ELEMENTS TO SUPPLY YOUR BLOOD STREAM WITH THE NUTRIENTS TO YOUR CELLS TO HELP OXIDIZE THE KEY TARGETED CELLS OF THE MUSCLE GROUPS COMMONLY USED IN AEROBICS.
CUP
BOTTLE
FILL
MIXED BERRY
BLUEBERRY
KIWI FRUIT
WATERMELON
STRAWBERRY

Image is a preliminary prototype design, actual product may vary



The PUSH Machine Is A New Type Of Vending Machine


PUSH
STEPH

Image is a preliminary prototype design, actual product may vary

- It allows you to customize the ingredients in your sports drink.
- It remembers what you like and serves it to you.
- You can have a personalized pre-work out, during-workout or post-workout drink. Up to 100 different beverage combinations can be saved per person.
- It can interact with the fitness app on your mobile phone and make drink and ingredient recommendations based on your exercise regime.
- While you wait for your drink to be made, the PUSH Machine will give you quick health and nutrition tips, along with advertisements on subjects you are interested in.
- You can interact with the PUSH Machine verbally or by using the LCD touch screen or through your mobile phone app.

People will feel the PUSH Machine is looking out for their health. We think people will develop a personal relationship with the PUSH Machine akin to having a friendly bar tender.

Business Model - Advertising

Targeted Ads

- The PUSH Machine will present consumers with targeted, paid advertisements on the large touch screen.


INTRODUCING
THE FIRST-EVER
LEXUS LC 500


CLIENTS EXPECT
MORE FROM
YOU NOW.
GOOD. THAT'S
EXACTLY WHAT
THEY'LL GET.


PUSH THE LIMITS


Chloé

We currently do not have advertising agreements with the following companies and personalities, the images shown are for reference only.



Sound bar (Ultrasonic Carrier) angled down

To activate the machine and purchase a soft drink the customer presses the green button labeled "press to start" located on the access panel. The access panel slides inward and up to expose the feed and filling station as seen below. The Menu enunciator panel turns on after the green button is activated and as the access panel retracts up behind the main LCD face of the machine.

Menu enunciator panel for selecting drink type, flavors and ingredient adjustments

Large cup dispenser

Bottle filling bay with target,grate and drain

Automatic bottle feed bay places bottle to grab and fill

Debit card chip and bar registers

STEPH IQ

Date: 07-23-18   Page 2

Image is a preliminary prototype design, actual product may vary

---

The PUSH Machine Is All About Customization

This AI driven robot will allow customers to **personalize** what they are consuming rather than having to take what's available. People want choice in their lives, and never so much as with what they put in their bodies. Almost by definition, someone working out at a health club or gym is committed to a **healthy life style** and usually knows something about nutrition. The PUSH Machine allows them to tailor their sports beverages to best fit their personal needs. They select and save their drinks' ingredients which are made for them on the spot.

The PUSH Machine will get to know each customer and make health and nutritional recommendations. Just done a strength work out? Perhaps you should have more protein in your drink? Just finished an endurance run? Maybe you need more healthy carbs in your beverage to restore your

YOUR **CHOICE** OF **INGREDIENTS**

glycogen stores. It will always be **completely in your control** with the PUSH Machine.

The PUSH Machine will provide a disposable cup for your drink if needed or allow you to fill **your own personal sports bottle** with a customized beverage—convenient for you, good for the environment.









Protein Shakes

Research has suggested that there is an "anabolic window" after a workout when there is an optimum time to consume protein. The Push Machine **will let you select** how much high quality protein to have, choose between animal or plant based protein, and decide if you want to supplement it with vitamins or carbs.

Energy Drinks

Energy drinks are designed to increase energy and mental performance. Multiple studies confirm that **energy drinks can indeed improve measures of brain function** such as memory, concentration, and reaction time while also reducing mental fatigue. With the PUSH Machine you can decide what combination of ingredients works best for you.

Vitamin Water

Vitamins, minerals and antioxidants **are absolutely crucial as part of a healthy diet**. They may help prevent a range of diseases, including heart disease and cancer. The PUSH Machine will allow you to stay hydrated while you enhance your water drinking experience with the vitamins and electrolytes you need—in many different flavors.

Weight Loss Drinks

Certain combinations of drink ingredients can help promote weight loss by keeping hunger pangs away and stopping metabolism from dipping. Choosing the right beverage ingredients can tweak your metabolism, curb your appetite, and help cut calories.

Perhaps you need an energy drink without the sugar? With the PUSH Machine, you got it! How about a protein shake boosted with guarana and caffeine? No problem! Want to add some B vitamins to that? Consider it done!

Our Market and Industry

(Sbillions)

40

The world market for sports drinks was projected to be $28 billion in 2017, according to Mordor Intelligence.
(https://www.mordorintelligence.com/industry-
reports/sports-drink-market)



U.S. Energy and Sports Drink Sales, in billions of dollars

reports/sports-drink-market).
In the United States the sports drink market was $8 billion in 2017 according to Bloomberg (https://www.bloomberg.com/features/2017-sports-drinks-wars) with Gatorade accounting for $5 billion in market share and Powerade having approximately $1 billion.

The wholesale market for regular bottled water in the U.S. was $16 billion in 2017 according to the International Bottled Water Association (https://www.bottledwater.org/economics/bottled-water-market). This is significant because potable water is available from any faucet in most places in the country, and yet consumers will buy 12 billion gallons of water this year. One could infer that people care a great deal about the quality of liquids they drink.

The global energy drink market size is expected to reach $72 billion by 2024, rising at a market growth of 7.1% CAGR according to the Cision PR Newswire. (https://www.prnewswire.com/news-releases/the-global-energy-drink-market-size-is-expected-to-reach-72-billion-by-2024--rising-at-a-market-growth-of-7-1-cagr-during-the-forecast-period-300733152.html) After coffee, the leaders in the category are Red Bull, Monster and Rockstar. Separately, the out-of-home, indoor advertising market for health club venues continues to grow. Market leader Zoom Media is in 3,600 individual gyms and health clubs in which they have screens. (http://www.zoommedia.com/us/) Patrons of health clubs are typically evenly divided between men and women, between 20 and 50 years old, likely college educated, skewed toward the professions, have above average incomes and clearly are health and lifestyle aware; in other words, one of the most sought-after demographic segments in advertising.

There were 36,000 health clubs, fitness centers and gyms in the U.S. in 2017, with a total membership of 66 million people according to Bloomberg. (https://www.bloomberg.com/features/2017-sports-drinks-wars), generating an annual revenue of $28 billion.

Consumers can order their customized drinks through a phone app

There will be no need to wait in line to use the menu on the PUSH Machine's touch screen. Customers can order their drink combinations through their phone, even specifying what time they want the drink served to them. They can also receive the PUSH Machine's personalized nutritional information and drink recommendations on their phones,



as well as view the advertisements they've agreed to watch. Perhaps most useful of all, **they will be able to link their fitness apps to the PUSH Machine,** to more perfectly tailor their workout drink combinations to match their body's needs. Through the deep learning neural network AI feature, the PUSH Machine will analyze each person's height, age, weight, endurance, strength and other factors and make targeted recommendations for their beverages. Consumers can engage in question and answer sessions with the AI, either verbally or with text, about what their health and fitness goals are and what they are doing to get there.

What Makes Our Team Special



This management team has 40+ years of entrepreneurial experience with a dozen start-up companies. They love the challenge of bringing something new, different and way, way better to the market. They've done it before and know how to do it again.

With backgrounds in hi-tech, AI, biotech, food, beverage and fashion, they have a breadth of experience and management savvy.

They know product development, engineering, manufacturing, distribution, marketing, branding and advertising. They are intimately familiar with every step of the start-up process.

Join this top-flight management team today as they build a world-class company and transform how people hydrate and nourish themselves.

Invest With Intelligent Beverage Technology

It is not just our name, it's our mission. **Using technology to let people create the most intelligent beverages possible**.

The sports and energy drink markets have grown huge and stable by selling preformulated and prepackaged beverages. **It's time for disruption!**



In the 21st Century, sophisticated consumers want the power to control precisely what they are putting in their bodies. Modern nutritional knowledge says they are right in wanting to personalize how they satisfy their nutritional needs. Properly crafted liquid supplements, i.e. sports and energy drinks, can be **part of a healthy, balanced and convenient lifestyle**.

While we are going to initially target patrons of health clubs and gyms, people everywhere want to manage and improve the quality of what they are consuming. We see PUSH Machines popping up at corporate offices, airports, hotels, hospitals, schools and colleges, military bases and sports stadiums. People may be using them several times a day.

Starbucks was successful putting customized coffee on every corner. Where can we we go if we put customized sports drinks in every venue? Gatorade became a giant with just one drink formula. How phenomenal could we be if we let consumers design their own personalized drinks?

Please invest today so we can bring the drink technology of the future to the World tomorrow. And have a drink on us!



IBT is formed as a corporation.

The company is formally incorporated.

1st Draft of IBT Business Plan Completed

Detailed Business Plan Is Ready.



Launched on StartEngine

Now YOU can own a part of our company!



Construction and Deployment of 10 beta units

First 10 PUSH Machines are manufactured and placed in health clubs for pilot testing and market validation of performance and revenue.

Company starts expansion to 1,500 installed machines

Continuous manufacturing and deployment of the next 1,500 PUSH Machines.

May 21, 2018   **September 15, 2018**   April 2019 (Anticipated) January 2020 (Anticipated) June, 2021(Anticipated)

| July 11, 2018 | November 21, 2018 | November 2019 (Anticipated) | June, 2020 (Anticipated) | June, 2022 (Anticipated) |









Preliminary Product Design Started

Conceptual Design of the PUSH Machine is started and initial design and product specifications are documented.

Engineering and Design Firm Chosen

An engineering firm with vast experience in vending machine design is selected to conduct the development of the first prototype.

1st PUSH Machine Prototype Completed

Completion of Design and Development Phase and 1st Operational PUSH Machine.

Full Scale Manufacturing Commences

IBT begins building, installing and operating first 300 PUSH Machines.

IBT ramps up production to produce and install 10,000 PUSH Machines in 2022

Company begins international expansion.

Meet Our Team





Tony Materna
CEO

Mr. Materna has enjoyed a 25-year career in high technology and is the veteran of seven previous start-ups, two of which have gone on to be $100 million successes. A degreed mechanical engineer, he has held marketing, sales, senior management, and CEO positions with companies in electronics, computers, test equipment, biotech and digital outdoor signage.

Andrea Morara
President

Mr. Morara spent 15 years in the European fashion industry working with brands such as Calvin Klein, Moschino, La Perla, etc. He has been the Co-Founder of four successful U.S. start-ups, two in the food service industry, one in international fashion and the other a high-end matchmaking consulting business. He has a degree in Administrative Accounting and Sales. A former professional volleyball player, he is fluent in Italian, English and French.

Offering Summary

Company : Intelligent Beverage Technology, Inc.

Corporate Address : 1251 14th Street, #314, Santa Monica, CA 90404

Offering Minimum : $9,999.90

Offering Maximum : $106,950.00

Minimum Investment Amount (per investor) : $150.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 66,666

Maximum Number of Shares Offered : 713,000

Price per Share : $0.15

Pre-Money Valuation : $3,004,999.95

Maximum subject to adjustment for bonus shares. See 10% Bonus below

The 10% Bonus for StartEngine Shareholders

Intelligent Beverage Technology, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Common Stock at $$0.15 / share, you will receive 150 Common Stock shares, meaning you'll own 1,100 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The company plans no irregular use of proceeds.

Offering Details

Form C Filings

Form C Filings


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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Tony Materna, CEO of Intelligent Beverage Technology. And I am Andrea Morara, COO of Intelligent Beverage Technology. We're developing a new type of vending machine that makes custom sports drinks for people in health clubs and gyms; practically a robot machine that, with an application that you have on your phone, it will allow you to customize the drink that is best for you. You'll be able to make pre-workout, post-workout and hydrating drinks like vitamin water, protein shakes, energy drinks or weight loss drinks. And it's a machine that has also beautiful screening front. It's going to present information about health, nutrition, how to optimize your workout, as well as targeted advertising, which would be another revenue stream for us. It is a machine that we are talking about for the gym, but in reality it can be present in every community--airports, corporate offices, military bases, hospitals, colleges, and universities. So we hope you become an investor with us! If you have any additional questions, please see our campaign. Thank you for watching. Thank you!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.